Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2014
Earnings
Income before income taxes	$4,398
Add/(Deduct):
Equity in net income of affiliated companies	(874)
Dividends from affiliated companies	1,376
Fixed charges excluding capitalized interest	2,786
Amortization of capitalized interest	30
Earnings	$7,716

Fixed Charges
Interest expense	$2,653
Interest portion of rental expense (a)	133
Capitalized interest	15
Total fixed charges	$2,801

Ratios
Ratio of earnings to fixed charges	2.8
__________
(a) One-third of all rental expense is deemed to be interest.